UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One:)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 001-14195

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN TOWER RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN TOWER CORPORATION

116 Huntington Avenue

Boston, Massachusetts 02116

AMERICAN TOWER RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

American Tower Retirement Savings Plan

Boston, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the American Tower Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 26, 2008

AMERICAN TOWER RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Participant-directed investments (at fair value)
Mutual funds	$47,862,836	$46,462,051
American Tower Class A common stock	4,716,398	4,997,126
Participant loans	685,030	550,459

Total investments	53,264,264	52,009,636

Contributions receivable:
Participant	182,023	150,090
Employer	57,054	45,068

Total contributions receivable	239,077	195,158

NET ASSETS AVAILABLE FOR BENEFITS	$53,503,341	$52,204,794

See notes to financial statements.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
INVESTMENT ACTIVITY:
Net appreciation in fair value of investments	$1,961,788	$2,150,302
Dividends and interest	3,183,848	3,687,513

Net investment activity	5,145,636	5,837,815

CONTRIBUTIONS:
Participant	4,591,291	4,398,920
Employer	1,420,272	1,313,185

Total contributions	6,011,563	5,712,105

DEDUCTIONS:
Benefits paid to participants	(10,033,413)	(9,442,894)
Administrative expenses	(113,056)	(119,964)

Total deductions	(10,146,469)	(9,562,858)

TRANSFERS IN	287,817	11,291,925

NET INCREASE	1,298,547	13,278,987
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	52,204,794	38,925,807

End of year	$53,503,341	$52,204,794

See notes to financial statements.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the American Tower Retirement Savings Plan (the “Plan”) provides general information only. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.

General Information — The Plan is a defined contribution plan available to substantially all employees of American Tower Corporation (the “Company” or the “Plan Sponsor”) and its participating subsidiaries. The Company’s Benefits Committee, as Plan Administrator, controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Merger and Transfer of Assets — In connection with a merger transaction, the Company assumed the 401(k) Profit Sharing Plan of Specialty Teleconstructors, Inc. (the “Specialty Plan”). On June 30, 1999, the Specialty Plan was frozen to new participants, and existing participants were prohibited from making any further contributions to the Specialty Plan. On June 20, 2007, the Company amended its Plan to merge all assets of the Specialty Plan into the Plan.

In August 2005, the Company completed a merger transaction with SpectraSite, Inc. pursuant to which, among other things, SpectraSite Communications, Inc. (“SpectraSite”), a wholly owned subsidiary of SpectraSite, Inc., became a wholly owned subsidiary of the Company. Effective January 1, 2006, any otherwise eligible employee of SpectraSite was permitted to participate in the Plan. Effective May 2, 2006, the Company merged the SpectraSite Communications, Inc. 401(k) Plan (the “SpectraSite Plan”) into the Plan, pursuant to which net assets of the SpectraSite Plan were transferred into the Plan. The Plan was amended in connection with the merger of the SpectraSite Plan to grandfather the normal retirement age of any employee or former employee of SpectraSite to the later of age 60 or the fifth anniversary of the first day of the first plan year in which the participant commenced participation in the Plan, and to conform the vesting calculation method used by the Plan for former SpectraSite employees with the vesting calculation method described below.

Participant Contributions — Participants may contribute up to 25% of pretax annual compensation, as defined in the Plan, subject to limits set by the Internal Revenue Code (the “Code”). In addition, participants age 50 and older may make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. In January 2007, the Company amended the Plan to provide for the implementation of automatic enrollment in the Plan for all new hires upon completion of 40 days of service with the Company. Unless the new employee elects otherwise, 3% of the employee’s salary will be deferred into the Plan subject to the annual contribution limits set by the Code.

Employer Contributions — Each year, the Company may make discretionary matching contributions to be determined annually based on a percentage of an employee’s pretax contributions. Under the Plan, the Company matching contribution was 50% up to a maximum of 6% of a participant’s contributions. The Company may also make annual discretionary profit sharing

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

contributions in an amount to be determined at year end by the Company’s Board of Directors. No discretionary profit-sharing contributions were made in 2007 or 2006.

Participant Accounts — Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, Company matching contributions and allocations of Company discretionary profit sharing contributions (if any) and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on each participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from his or her vested account.

Investments—Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan offers several mutual funds and American Tower Corporation Class A common stock as investment options for participants.

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching contribution portion of participants’ accounts (plus actual earnings thereon) occurs at a rate of 25% per year, beginning after one year of service, until a participant becomes fully vested at the end of 4 years. Vesting in the Company’s profit sharing portion of participants’ accounts (plus actual earnings thereon) occurs according to a five-year graded schedule, beginning with 20% after one year of service.

Participant Loans — Participants may borrow from their accounts a minimum of $1,000. The maximum amount is the lesser of one-half of a participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance in a participant’s account during the prior twelve-month period. Loans are fully secured by the participant’s vested interest in his or her account. Loan terms generally range from one to five years with terms extending to 10 years for loans associated with the purchase of a primary residence. Participant loans bear interest at a rate commensurate with local prevailing rates at the date of the loan. The applicable interest rates for outstanding loans ranged from 4.00% to 9.25% as of December 31, 2007 and 2006. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — Total or partial cash distributions from the Plan are permitted upon a participant’s attainment of age 59 1/2, termination of employment, retirement, death or disability. In addition, withdrawals are also permitted for certain events that result in financial hardship to the participant. In August 2006, the Plan was amended to also provide for an automatic distribution of terminated participants’ vested account balances not exceeding $1,000.

Forfeitures — Unvested Company contributions and earnings thereon that have been forfeited may be applied against administrative expenses of the Plan and to reduce Company contributions. At December 31, 2007 and 2006, forfeited, nonvested participant accounts totaled approximately $442,700 and $303,700, respectively. During the years ended December 31, 2007 and 2006, Company contributions funded from the forfeiture account were $4,200 and $36,100, respectively. During the years ended December 31, 2007 and 2006, Plan administrative expenses of $104,100 and $114,100, respectively, were paid from forfeitures.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates and assumptions.

Risks and Uncertainties — The Plan invests in American Tower Corporation Class A common stock and mutual funds that hold investment securities including U.S. government securities, corporate debt instruments and corporate stock. Investment securities are, in general, exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157 and is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its net assets available for benefits and changes in net assets available for benefits.

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common stock is valued at quoted market prices. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded when earned.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Expenses — All expenses are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits — Benefits are recorded when paid.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

3.	INVESTMENTS

Fair value of individual investments representing five percent or more of the Plan’s net assets available for benefits as of December 31, are as follows (investments reported at fair value as determined by quoted market price):

	2007	2006
Fidelity Growth Company Fund	$6,839,876	$6,719,659
Fidelity Growth & Income Portfolio	—	4,894,940
Spartan U.S. Equity Index Fund	5,270,412	6,160,515
Davis New York Venture Fund Class A	4,421,246	—
Fidelity Magellan Fund	4,175,969	4,086,547
Fidelity Retirement Money Market Portfolio	3,648,952	3,536,598
Fidelity Worldwide Fund	3,227,038	2,961,748
Fidelity U.S. Bond Index Fund	3,177,327	2,791,332
Fidelity Diversified International Fund	2,719,196	—
American Tower Corporation Class A common stock	4,716,398	4,997,126

During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in fair value as follows (investments reported at fair value as determined by quoted market price):

	2007	2006
Fidelity Growth Company Fund	$1,134,492	$586,596
Spartan U.S. Equity Index Fund	224,239	716,024
Fidelity Growth & Income Portfolio	(213,563)	(442,055)
Fidelity Worldwide Fund	192,832	102,268
Fidelity Diversified International Fund	173,574	18,964
Fidelity Magellan Fund	172,667	(699,089)
Davis NY Venture A Fund	(142,145)	—
Fidelity Value Fund	(136,112)	60,613
Fidelity Puritan Fund	(112,793)	158,655
Fidelity Low-Priced Stock Fund	(86,837)	145,845
Fidelity Freedom 2040 Fund	34,943	7,070
Baron Small Cap Fund	32,865	(103,035)
American Beacon Large Cap Value Fund	(23,429)	—
Fidelity Freedom 2030 Fund	22,890	(4,696)
AIM Basic Value A Fund	11,538	7,921
Fidelity Freedom 2020 Fund	10,886	12,999
Fidelity U.S. Bond Index Fund	8,971	11,910
Fidelity Freedom 2035 Fund	(4,097)	8,326
Fidelity Mid-Cap Stock Fund	(2,285)	16,708
Fidelity Freedom 2005 Fund	1,927	(5,495)

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Fidelity Freedom 2010 Fund	1,588	2,328
Fidelity Freedom 2015 Fund	1,321	1,036
Fidelity Freedom Income Fund	(1,115)	822
Fidelity Balanced Fund	914	(4,315)
Fidelity Freedom 2045 Fund	(758)	—
Fidelity Freedom 2000 Fund	(462)	608
Fidelity Freedom 2025 Fund	425	6,790
Fidelity Freedom 2050 Fund	(160)	—
American Tower Corporation Class A common stock	659,472	1,543,504

Net appreciation in fair value of investments	$1,961,788	$2,150,302

4.	PLAN TERMINATION AND AMENDMENTS

Although it has not expressed any intention to do so, the Board of Directors of the Company has the right under the Plan to suspend its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

The Board of Directors of the Company also has the right to amend the Plan, in whole or in part, subject to the provisions of ERISA (See Note 1).

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (the “IRS”) has determined, and informed the Company by a letter, dated October 2, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan’s investments as of December 31, 2007 and 2006 include shares of mutual funds held in trust and managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan to Fidelity for the years ended December 31, 2007 and 2006 were $113,056 and $119,964, respectively. Mutual funds managed by FMR LLC and its various affiliates, including Fidelity, owned 30.5 million and 35.5 million shares of Class A common stock of the Company as of December 31, 2007 and 2006, respectively (based on FMR LLC’s Schedule 13-G/A filed on February 14, 2008 and February 14, 2007, respectively).

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

At December 31, 2007 and 2006, the Plan held 110,714 and 134,043 shares, respectively, of Class A common stock of the Company, with a cost basis of $1,132,171 and $1,271,612, respectively. The Company did not make dividend payments on its Class A common stock during the years ended December 31, 2007 and 2006.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per financial statements to amounts reported in the Plan’s Form 5500 at December 31, 2007:

Net assets available for benefits per the financial statements	$53,503,341
Contributions receivable	(239,077)

Net assets available for benefits per the Form 5500	$53,264,264

The following is a reconciliation of contributions per the financial statements to contributions reported in the Plan’s Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006
Total participant contributions per the financial statements	$4,591,291	$4,398,920
Deduct participant contributions receivable — December 31, 2007	(182,023)	(150,090)
Add participant contributions receivable — December 31, 2006	150,090	—

Total participant contributions per the Form 5500	$4,559,358	$4,248,830

Total employer contributions per the financial statements	$1,420,272	$1,313,185
Deduct employer contributions receivable — December 31, 2006	(57,054)	(45,068)
Add employer contributions receivable — December 31, 2007	45,068	—

Total employer contributions per the Form 5500	$1,408,286	$1,268,117

8.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted various 2007 participant contributions totaling $7,673 to the trustee later than required by Department of Labor (“D.O.L.”) Regulation 2510.3-102. The Company will file Form 5330 with the IRS and pay the required excise tax on the transaction. In addition, participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.

9.	VOLUNTARY COMPLIANCE RESOLUTION

In January 2008, the Company filed an application for a compliance statement from the IRS under the Voluntary Compliance Resolution Program. The compliance statement was sought with respect to an operational failure to deposit employee contributions to the Plan pursuant to the D.O.L. regulations. Management intends to take such actions as are necessary to maintain the tax-qualified status of the Plan.

* * * * * *

AMERICAN TOWER RETIREMENT SAVINGS PLAN

FORM 5500 — SCHEDULE H, PART IV

QUESTION 4a — DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2007

Question 4; “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102” was answered “Yes.”

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount
American Tower Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.

		The January 26, 2007 participant contributions were deposited on February 21, 2007.	$6,599

		The April 13, 2007 participant contributions were deposited on January 24, 2008.	$3

		The November 30, 2007 participant contributions were deposited on January 24, 2008.	$1,071

AMERICAN TOWER RETIREMENT SAVINGS PLAN

FORM 5500 — SCHEDULE H, PART IV

LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2007

a)	b) Identity of Issue, Borrower, Lessor, or Similar Party	c) Description of Investment Including Maturity Date, Interest Rate, Collateral, Par, or Maturity Value	d) Cost**	e) Current Value
*	Fidelity Investments	Growth Company Fund		$6,839,876
*	Fidelity Investments	Spartan U.S. Equity Index Fund		5,270,412
	Davis New York	Venture Fund Class A		4,421,246
*	Fidelity Investments	Magellan Fund		4,175,969
*	Fidelity Investments	Retirement Money Market Portfolio		3,648,952
*	Fidelity Investments	Worldwide Fund		3,227,038
*	Fidelity Investments	U.S. Bond Index Fund		3,177,327
*	Fidelity Investments	Diversified International		2,719,196
*	Fidelity Investments	Puritan Fund		2,403,383
*	Fidelity Investments	Mid-Cap Stock Fund		2,334,630
*	Fidelity Investments	Low-Priced Stock Fund		1,778,409
*	Fidelity Investments	Value Fund		1,725,347
*	Fidelity Investments	Freedom 2040 Fund		1,566,696
	Baron	Small Cap Fund		1,011,128
*	Fidelity Investments	Freedom 2030 Fund		823,620
*	Fidelity Investments	Freedom 2020 Fund		781,792
*	Fidelity Investments	Freedom 2035 Fund		555,897
*	Fidelity Investments	Freedom 2025 Fund		285,552
*	Fidelity Investments	Freedom 2010 Fund		258,210
	American Beacon	Large Cap Value Plan Ahead Fund		236,619
*	Fidelity Investments	Freedom 2015 Fund		182,388
*	Fidelity Investments	Balanced Fund		151,963
*	Fidelity Investments	Freedom 2005 Fund		82,173
*	Fidelity Investments	Freedom Income Fund		96,924
*	Fidelity Investments	Freedom 2045 Fund		37,761
*	Fidelity Investments	Freedom 2000 Fund		35,316
*	Fidelity Investments	Freedom 2050 Fund		35,012
*	American Tower Corporation	Class A common stock		4,716,398
*	Participants	Participant loans with various interest rates from 4.00% to 9.25% and various maturity dates through 2017		685,030

	Total			$53,264,264

*	Represents a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and therefore has not been included.

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of American Tower Corporation, as Plan Administrator, has duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized, in the city of Boston, Massachusetts on the 26th day of June 2008.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

By:	/s/ Edmund DiSanto
Member, Benefits Committee

The following exhibits are filed as part of this Annual Report on Form 11-K.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP